                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                  United States Satellite Broadcasting Company, Inc.
                  --------------------------------------------------
                                   (Name of Issuer)


                        Class A Common Stock, $.0001 par value
                        --------------------------------------
                            (Title of Class of Securities)


                                     912534 10 4
                          ---------------------------------
                                    (CUSIP Number)

                          Elliot J. Larson, Highway 11 West
                       Warroad, Minnesota  56763 (218/386-1430)
          ------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     June 1, 1996
          ------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ]


    Check the following box if a fee is being paid with this statement [ X ]

                          (Continued on the following pages)


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                                                                Page 2 of 7

                                         13D
    CUSIP No.  912534 10 4
               -----------
- --------------------------------------------------------------------------------
1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Marvin Lumber and Cedar Company
         I.R.S. Identification No. 41-0396845
- --------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [    ]
                                                                (b)  [    ]
- --------------------------------------------------------------------------------
3)  SEC Use Only

- --------------------------------------------------------------------------------
4)  Source of Funds
                                                                     WC
- --------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
                                                                     [    ]
- --------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
                                                                     Minnesota

- --------------------------------------------------------------------------------
          Number of                    7)   Sole Voting Power
            Shares                                                   1,416,025
         Beneficially                  ----------------------------------------
           Owned By                    8)   Shared Voting Power
             Each                      ----------------------------------------
          Reporting                    9)   Sole Dispositive Power
            Person                                                   1,416,025

                                       ----------------------------------------
                                       10)  Shared Dispositive Power
- --------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,416,025
- --------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      [    ]
- --------------------------------------------------------------------------------
13)  Percent of Class Represented By Amount in Row (11)
                                                                      10.3%
- --------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                                      CO
- --------------------------------------------------------------------------------



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                                                                 Page 3 of 7

ITEM 1.        SECURITY AND ISSUER

          Class A Common Stock, $.0001 par value

          United States Satellite Broadcasting Company, Inc. ("USSB") 3415 University Avenue
          St. Paul, Minnesota 55114

ITEM 2.        IDENTITY AND BACKGROUND

     Parts (a), (b) and (c) -

     REPORTING PERSON

     1. Marvin Lumber and Cedar Company (a Minnesota corporation; "MLC"); engaged in the manufacture and distribution of windows, doors and related products, Highway 11 West, Warroad, Minnesota 56763.

     DIRECTORS AND EXECUTIVE OFFICERS OF MLC
     (Unless otherwise indicated, the business address of each person is the same as MLC)

     2.   Wm. S. Marvin; Director, Chairman of the Board and Chief Executive
          Officer

     3.   Frank R. Marvin; Director and Vice Chairman

     4.   John W. Marvin; Director and Chief Operating Officer

     5.   George G. Marvin; Director and Group Vice President

     6.   Susan I. Marvin; President

     7.   Robert W. Marvin; Vice President Transportation

     8.   Charles C. Marvin; Director

     9.   Conway Marvin; Vice President Administration

     10. Jerome B. Crary; Director; Chairman of the Board and Chief Executive Officer, JRC & Associates, Ltd., 1313 Laura Street,
          Mendota Heights, MN 55118

     11.  Elliot J. Larson; Chief Financial Officer and Secretary



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                                                                 Page 4 of 7

     12.  Duane Fausher; Vice President Human Resources

     13.  Dean Eckman; Vice President Corporate Planning

     14.  Duff Marshall; Vice President Sales

     PERSONS WHO MAY BE DEEMED TO CONTROL MLC
     (The address of each of the following is c/o Marvin Lumber and Cedar Company, Highway 11 West, Warroad, Minnesota 56763)

     15.  Wm. S. Marvin

     16.  Frank R. Marvin

     17.  John W. Marvin

     18.  George G. Marvin

     19.  Susan I. Marvin

     20.  Robert W. Marvin

     (d) During the last five years, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the persons named above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons named above is a citizen of, or entity organized in, the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with a 1993 private placement, MLC purchased 17,647 shares of USSB stock for an aggregate purchase price of $7,499,975. Pursuant to a recapitalization of USSB, such shares were converted, on a 75-for-one basis, into 1,323,525 shares of USSB Common Stock. Additionally, in connection with USSB's January 1996 initial public offering (the "IPO"), MLC purchased 92,500 shares of USSB Class A Common Stock for an aggregate purchase price of $2,497,500.



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                                                                 Page 5 of 7

ITEM 4.        PURPOSE OF TRANSACTION.

     The USSB securities are held by MLC as an investment. MLC does not have any present plans or proposals which relate to, or would result in, any of the actions described in sections (a) through (j) of the Instructions to Item 4 of
Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

     Parts (a) and (b)

     MLC owns an aggregate of 1,323,525 shares of USSB Common Stock, all of which are convertible, at the option of MLC, into 1,323,525 shares of USSB Class A Common Stock at any time after July 29, 1996 (see Item 6). Additionally, MLC owns 92,500 shares of USSB Class A Common Stock. Upon conversion of MLC's USSB Common Stock (and assuming no other options, warrants, rights or conversion privileges held by others are exercised), and taking into account the 92,500 shares of Class A Common Stock acquired by MLC in the IPO, MLC would own 10.3% of the outstanding shares of USSB Class A Common Stock.

     The following table lists the number of shares of USSB Class A Common Stock beneficially owned by each of the other persons named in Item 2, and the related percentage of outstanding USSB Class A Common Stock owned by such person.

                                                             Number of               Percent of
                                                             Shares of                Outstanding
                                                            USSB Class A            USSB Class A
  Person                                                   Common Stock            Common Stock(1)
 --------                                                   ------------            ---------------
William S. Marvin                                            27,586                       .2%
John W. Marvin                                                3,700                     < .1%
Charles C. Marvin                                               827                     < .1%
Robert W. Marvin                                                827                     < .1%
George G. Marvin                                                275                     < .1%
Elliot Larson                                                   125                     < .1%
Susan Marvin                                                    100                     < .1%
Conway Marvin                                                    82                     < .1%

(1) Computed for each person pursuant to the provisions of Rule 13d-3(d)(1).


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                                                                Page 6 of 7

    The persons set forth above each have sole power to vote or direct the vote and to dispose or direct the disposition of their shares.

    (c) On July 3, 1996, through CS First Boston Corporation, Frank R. Marvin and Elliot J. Larson sold 1,379 and 137 shares of USSB Class A Common Stock, respectively, at $36.25 and $37.25 per share, respectively. The number of shares of USSB Class A Common Stock detailed in Parts (a) and (b) of this Item 5 takes such sales into account.

    Other than the aforementioned sales of USSB Class A Common Stock referenced in the preceding paragraph, there were no other transactions in shares of USSB Class A Common Stock effected during the preceding 60 days by any of the persons named in Item 2.

    (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares owned by such persons.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Under the terms of an Underwriting Agreement, dated January 31, 1996, MLC, along with certain other shareholders of shares of USSB Common Stock, agreed that, for a period of 180 days after January 31, 1996, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to any additional shares of USSB Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of USSB Class A Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CS First Boston Corporation, an underwriter named in the agreement, subject to certain limited exceptions.

    Except for the aforementioned agreement, the persons named in Item 2 above have no contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of USSB, including, but not limited to, transfer or voting of any the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

    None.


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                                                                Page 7 of 7

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    August 19, l996
    (Date)

    MARVIN LUMBER AND CEDAR COMPANY


By   /s/ Elliot J. Larson
    -------------------------------
    Elliot J. Larson
    Chief Financial Officer
    and Secretary